Exhibit 8.1

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Notes to the above chart:

(1)

Banro Group (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$30 million private placement financing transaction completed in April 2013. See item 10.B. of this Form 20-F for additional information in respect of this transaction and the said preferred shares.

(2)

Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$40 million private placement financing transaction completed in February 2014 (US$20 million private placement in respect of each such subsidiary). See item 10.B. of this Form 20-F for additional information in respect of this transaction and the said preferred shares.